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                                             DEUTSCHE ASSET MANAGEMENT [LOGO]
                                             A MEMBER OF THE DEUTSCHE BANK GROUP

PRESS RELEASE

FOR IMMEDIATE RELEASE

FOR ADDITIONAL INFORMATION:
ROSAILIA SCAMPOLI 212.250.5536, MEDIA
JONATHAN DIORIO 800.349.4281, INVESTORS


                         THE BRAZIL FUND, INC. ANNOUNCES
           COMMENCEMENT OF TENDER OFFER AND NEW DATE OF ANNUAL MEETING

NEW YORK, NY, July 26, 2005 -- The Board of Directors of The Brazil Fund, Inc. (NYSE: BZF) today announced the commencement date for a tender offer for up to 8,120,644 shares, representing approximately 50% of its issued and outstanding shares of common stock in exchange for portfolio securities of the Fund at a price per share equal to 98% of the net asset value per share as of the day after the day the offer expires. The tender offer will commence on July 28, 2005 and remain open through August 25, 2005, unless extended.

The Board also announced today that the 2005 Annual Meeting of Stockholders of the Fund, normally held in October, will be held on December 13, 2005. The later meeting date reflects a decision by the Board to defer action on the Board's nominees for election at the meeting until the results of the tender offer, with the attendant possible changes in the Fund's ownership, are known.

On December 15, 2004, the Board approved the tender offer and a program for subsequent semi-annual offers, each to repurchase 10% of the Fund's shares then outstanding, at a price of 98% of net asset value on the day after the day the offer expires, in the three calendar years following completion of the initial offer. In each subsequent offer, participating holders would also receive a pro rata share of the Fund's portfolio. Each subsequent offer would be made, subject to regulatory approvals, fiduciary and other applicable requirements, if the Fund's shares trade on the New York Stock Exchange at an average weekly discount from net asset value greater than 5% during a 13-week measuring period ending the last day of the preceding half-year.

The tender offer is being conducted in order to provide shareholders with an alternative source of liquidity for their investment in Fund shares and as part of the Fund's continuous efforts to provide additional value to shareholders. The Board considered a full range of strategic and structural alternatives for the Fund and concluded that the tender offer is in the best interests of the Fund's shareholders at this time.

The Brazil Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investing primarily in equity securities trading on the Bolsa de Valores de
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Sao Paulo (Bovespa). Its shares are listed on the New York Stock Exchange under the symbol "BZF".

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There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund's shares trade. The tender offer will be made only by the Offer to Repurchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they become available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Repurchase shares will be made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Repurchase would violate that jurisdiction's laws. Tendering shareholders are required to appoint a Brazilian representative and a Brazilian responsible party with respect to Brazilian tax obligations, register with the Brazilian Securities Commission and establish a Brazilian proprietary securities trading account or become a passenger of a Brazilian financial institution's omnibus account with a licensed Brazilian broker.

Investments in funds involve risks. Additional risks are associated with international investing, such as government regulations and differences in liquidity, which may increase the volatility of your investment.

The Fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region. Investing in foreign securities presents certain unique risks not associated with domestic investments, such as currency fluctuation and political and economic changes and market risks. This may result in greater share price volatility. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund's shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.

SCUDDER INVESTMENTS IS PART OF DEUTSCHE ASSET MANAGEMENT WHICH IS THE MARKETING NAME IN THE US FOR THE ASSET MANAGEMENT ACTIVITIES OF DEUTSCHE BANK AG, DEUTSCHE BANK TRUST COMPANY AMERICAS, DEUTSCHE ASSET MANAGEMENT INC., DEUTSCHE ASSET MANAGEMENT INVESTMENT SERVICES LTD., DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC. AND SCUDDER TRUST COMPANY.
[(07/05 39275)]